Delisting Determination,The Nasdaq Stock Market, LLC,
March 26, 2009, Magna Entertainment Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Magna Entertainment Corporation
(the Company), effective at the opening of the trading session on April 6, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300, 4450(f), and IM-4300. The Company was notified of the Staffs determination on March 5, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 16, 2009.